GT GreenbergTraurig

Mark E. Ferrario
Tel 702.792.3773
Fax 702.792.9002
ferrariom@gtlaw.com

January 27, 2012

Mr. Thomas G. McNeill
Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226-3425

Re: Demand Letter to Board of Directors of Gaming Partners International Corporation dated Jan. 12, 2012.

Dear Mr. McNeill:

This firm represents Gaming Partners International Corporation (the "Company"). We have received your letter demanding, on behalf of Enclave Asset Management, LLC; Jeffrey, Jesse, and Eileen Gerstel; and Warren Spivak, that the Company make certain personnel decisions, as well as institute a lawsuit against Gregory Gronau and Gerald Koslow. For the reasons set forth below, the Company declines to accede to your demand.

The Company takes allegations of the violation of federal securities laws very seriously, and carefully investigates claims of wrongdoing by its management and employees. However, your allegations are so far from well founded that it is very difficult to take your complaints seriously. Not only are the majority of your complaints matters that clearly and unequivocally lie within the sole purview of company management, but the factual underpinnings are rather obviously the product of guesswork and apparently only the vaguest of understanding of federal securities and Nevada corporate law. Accordingly, we suggest that in the future, prior to making such demands, you engage in considerably more research of both the facts and the applicable law.

Your claims of violations of federal securities laws are simply false. Indeed, the most blatant of the untruths contained in the letter is the assertion that the Company hired the wife of Mr. Gronau to engage in "real estate consulting." It is true that Ms. Gronau happens to be a real estate professional. It is also true that, as might any spouse of a company employee, she looked at living and office space being considered by her husband for their use abroad. What is not true is that Ms. Gronau was hired or paid by the Company to accompany her husband. Indeed, the Company did not even contribute to the cost of Ms. Gronau's travel expenses. As there was *no* transaction with Ms. Gronau, no disclosure was required.

Similarly off base are the claims that Mr. Henry and Mr. Kelly are not independent directors, based on their former employment by LFR, Inc. ("LFR"), a former affiliate of Holding Wilson, S.A. Indeed, I can only assume that this claim is based either on

ignorance of the dates of that former employment, or ignorance of the content of the rule you cite. Mr. Henry was employed by LFR from 1997 to 2001, while Mr. Kelly was employed by LFR from 1994-2000. Thus, assuming you had knowledge of the dates of that employment, you appear to believe that employment that ended more than a decade ago somehow renders these two gentlemen as other than independent. But such a belief cannot be sustained given the content of the rule you actually cite: NASDAQ Rule 5605(a)(2). According to that rule, there is a *three* year look back period regarding prior employment. Indeed, even if Mr. Henry and Mr. Kelly had actually been employed by the Company *itself*, rather than by an former affiliate of a major shareholder, which employment had ceased ten years ago, Rule 5605(a)(2) would not render them "dependent." Thus, this second accusation of a material omission in the Company's securities filings is shown to be false.

Your failure to properly investigate these purported "facts" before accusing the Company of wrongdoing is most troubling. Both the federal and Nevada courts have adopted rules requiring plaintiffs to investigate factual allegations and governing law prior to the filing of litigation. See FRCP 11; NRCP 11. The Company will rigorously oppose, and seek sanctions for the filing of, any litigation based on these false claims.

Also misplaced is your unspecified concern regarding the hiring of Mr. Alex Thieffrey as Controller, which employment commenced in mid 2011. Mr. Thieffry is fully qualified for this position, having been selected after a thorough search for qualified candidates. You offer nothing to indicate otherwise.

Aside from these concerns based on misinformation, it is apparent that your clients are dissatisfied with the way the Company is being managed. However, as even you have acknowledged, the management of a corporation does not lie with individual stockholders, but instead, is entrusted to the Board of Directors and its designees. See NRS § 78.120(1). Under Nevada law, directors are presumed to act with the company's best interests in mind, exercising their best judgment. NRS 78.138 (3). Your complaints regarding certain corporate actions, including hiring decisions, the share repurchase plan, and pursuit of business strategies, fall squarely within this presumption.

Despite your reference to the inapplicability to that rule where directors are uninformed, you present no facts to suggest that any of the Company's directors are indeed uninformed. Surely you do not mean to suggest that declining to acquiesce to Mr. Gerstel's incessant demands for conversations and information about specific corporate plans and strategies indicates the Company's management is uninformed? There is no requirement in either federal securities or Nevada corporate law that corporate management meet with individual shareholders on demand to discuss corporate strategy and company plans for the future. To the contrary, there are explicit prohibitions against favoring individual shareholders with information beyond that provided to the public. While you may find the invocation of such a rule "disingenuous," perhaps that is because you have not reviewed the tenor of Mr. Gerstel's numerous and duplicative email communications with members of Company

management, requesting such information as identification of businesses the Company would like to purchase.

Your allegations of violations of securities laws are based upon inaccurate information. Thus, there is no basis for the Company to further investigate those claims. Your complaints regarding corporate management decisions do not allege any wrongdoing by any person, nor do they allege any damage to the corporation. Accordingly, there is no basis for the institution of litigation against any persons. Your clients' demands for the dismissal of personnel are beyond the purview of shareholder control. Accordingly, with such respect as is due, the Company declines to comply with your demands. Finally, if your clients elect to move forward with their claims the Company will defend the same and seek appropriate sanctions.

Best regards,

GREENBERG TRAURIG, LLP

Mark E. Ferrario, Esq.

cc: Laura McAllister Cox